GH Capital Inc.

200 South Biscayne Boulevard

Suite 2790

Miami, FL 33131

August 26, 2016

VIA EDGAR

Mitchell Austin, Staff Attorney

Matthew Crispino, Staff Attorney

Office of Information Technologies and Services

U.S. Securities and Exchange Commission

100 F Street NE, Mail Stop 4561

Washington, DC 20549-7041B

RE: GH Capital Inc.

Amendment No. 1 to Registration Statement on Form S-1

Filed July 21, 2016

File No. 333-211778

Dear Messrs. Austin, Crispino and Krikorian:

We are in receipt of your Comment Letter dated June 28, 2016. In response to the Comment Letter, and to facilitate review, we have repeated the text of each of the Staff’s comments below and followed each comment with GHC’s response in bold.

Management’s Discussion and Analysis of Financial Condition and Results of Operations Results of Operations

Revenues, page 28

1.	We note your revised disclosure in response to prior comment 15 indicating that revenues were the result of a related party service contract entered into with Global Humax Cyprus Ltd. Please reconcile this disclosure with your financial statements that indicate you also generated revenue from a third party.

Response: We have revised this disclosure on page 28 to more accurately reflect the related party service contract that we entered into with our affiliate.

2.	We note your responses to prior comment 15 and 20. Please revise disclosure in this section and your related party section to describe the services you provide to Global Humax Cyprus Ltd. pursuant to the agreement. Additionally, we note your response that you filed this agreement as an exhibit; however, we are unable to locate it. Please file this agreement or advise.

Response: We have revised the disclosure in these sections to describe the services provided to our affiliate. In addition, we have submitted a copy of the agreement with this filing.

Directors, Executive Officers, Promoters and Control Persons

Employment Agreements, page 33

3.	We note your response to prior comment 19; however, it appears that disclosure on page 11 still states that you have not entered into an employment agreement with Mr. Podeyn while disclosure on page 33 states that you entered into such an agreement on April 15, 2015. Additionally, we note that the agreement filed as Exhibit 10.2 appears to be a form director agreement, rather than an employment agreement with Mr. Podeyn for his service as your Chief Operating Officer. Please reconcile the discrepancy and file Mr. Podeyn’s employment agreement or advise.

Response: We have revised this disclosure to reflect that we do not have any employment agreement with Mr. Podeyn in his officer capacity. We only have an employment agreement for his service as a director.

Item 16. Exhibits and Financial Statement Schedules

Exhibit 5.1

4.	It appears you have removed certain shares from the registration statement and are now registering the resale of 16,997,417 shares of your common stock. However, it appears your legality opinion still covers 17,047,417 shares. Please provide a revised legality opinion that covers the same amount of shares being registered on this registration statement.

Response: We have provided a revised legality opinion as part of this submission.

The Company acknowledges that:

·	should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

·	the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

·	the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Sincerely,

By:	/s/ Wolfgang Ruecker
Wolfgang Ruecker
President and CEO

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